CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

May 23, 2013

Karen Rossotto, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Realty Capital Income Funds Trust
Pre-Effective Amendment No. 2
File Nos. 811-22785, 333-185734

Dear Ms. Rossotto:

On May 13, 2013, Realty Capital Income Funds Trust (the “Registrant”) filed pre-effective amendment no. 2 to the above referenced registration statement on Form N-1A. On May 21, 2013, you provided comments to us during a telephone call. On behalf of the Registrant, set forth below are those comments and the Registrant’s responses to the comments.

Comment 1: Please confirm that the Fund will not purchase any non-traded affiliated REITs in the prospectus.

Response: The Registrant will add the following language to the “Principal Investment Strategies” section of the prospectus:

The Fund will not invest in any non-traded affiliated REITs.

Comment 2: Please supplementally confirm that any purchases of securities from affiliated REITs will be done in compliance with Rule 17a-7.

Response: The Registrant confirms that any purchases of securities from affiliated REITs will be done in compliance with Rule 17a-7.

Comment 3: Please add disclosure to the registration statement regarding the conflicts of interest that arise due to the Fund’s ability to purchase affiliated REITs.

Response: The Registrant will add the following language relating to the Fund’s ability to purchase affiliated REITs to the “REIT Risk” in the “Principal Risks of Investing in the Fund” section of the prospectus:

Purchasing affiliated REITs may present certain actual or potential conflicts of interest. For example, the Fund may come into possession of non-public information regarding affiliated REITs and may use that information in connection with transactions made on behalf of the Fund. However, the Fund is prohibited by legal and regulatory constraints, and internal policies and procedures, from using insider information in its trading. The Fund may also be able to pump up the short-term financial performance of poorly-performing affiliated REITs by purchasing the REITs.

Comment 4: Please add language to the SAI that with respect to purchases of derivatives, the Fund will comply with applicable law and guidance.

Response: The Registrant will add the following language regarding purchases of derivatives to the SAI:

With respect to purchases of derivatives, the Fund will comply with applicable law and guidance.

* * * *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472 or Steve Boehm at 202-383-0176.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:	John H. Grady, AR Capital Steve Boehm, Sutherland